G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

April 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd. Form 10-K for the Fiscal Year Ended January 31, 2014 Filed March 31, 2014 Response dated March 28, 2014 File No. 000-18183

Ladies and Gentlemen:

Per my discussion today with James Giugliano of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), G-III Apparel Group, Ltd., a Delaware corporation (the “Company”), hereby requests a 10 business day extension, until May 13, 2014, for its response to the comments contained in the Staff’s letter dated April 15, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2014, filed with the Commission on March 31, 2014.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman Chief Financial Officer

cc:	James Giugliano, Securities and Exchange Commission Angela Halac, Securities and Exchange Commission Neil Gold, Esq., Fulbright & Jaworski LLP Manuel G. Rivera, Esq., Fulbright & Jaworski LLP